UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 5, 2020

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI SHORT FORM ANNOUNCEMENT FOR THE THREE MONTHS ENDED 31 MARCH 2020

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

AngloGold Ashanti announces unaudited quarterly results for the three months ended 31 March 2020
AngloGold Ashanti today released detailed unaudited quarterly results for the three months ended 31 March 2020. These results should be read in conjunction with the Market Update release of 11 May 2020.

Salient features:
•Production of 716,000oz in Q1 2020, supported by strong performances from Kibali, Geita and Iduapriem
•Profit before taxation up 182% year-on-year from $82m in Q1 2019 to $231m in Q1 2020
•Adjusted EBITDA up 51% year-on-year from $288m in Q1 2019 to $434m in Q1 2020
•Liquidity of $2bn at 31 March 2020; Settled $700m principal and final coupon on 10-year bond due 2020 and secured $1bn standby facility in April 2020

This short form announcement (the “Announcement”) is the responsibility of the board of directors of the Company, who certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make the information false, misleading or inaccurate, and that all reasonable enquiries to ascertain such facts have been made.

These results have been prepared and published from a regulatory perspective in order to provide the group with flexibility on its liquidity position, in light of the current uncertain global economic environment as a result of the COVID-19 pandemic.

The details contained in this Announcement are only a summary of the information in the full announcement containing the detailed unaudited quarterly results and therefore do not contain full details of the Company’s financial position and results of operations or other relevant information about the business for the period under review. Investors and/or shareholders are therefore directed to the full announcement published on SENS on 5 June 2020 and available on the Company’s website at www.anglogoldashanti.com. The full announcement may be requested by emailing CompanySecretary@Anglogoldashanti.com or by phoning Fundisa Mgidi on +27 11 637 6763.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2020/jse/isse/anano/QMar20.pdf

Johannesburg, South Africa
5 June 2020

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite +27 11 637 6388 / +27 83 301 2481
cnthite@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors

Sabrina Brockman +1 646 880 4526 / +1 646 379 2555
sbrockman@anglogoldashanti.com

Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

March 2020 Published : 5 June 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 5, 2020 By: /s/ ME SANZ PEREZ_

Name: ME Sanz Perez
Title: Executive Vice President – General Counsel, Compliance and Company Secretary